July 8, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure Review

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kathy Churko

Ladies and Gentlemen:

Re:	Artisan Partners Funds, Inc.: Registration Nos. 33- 88316 and 811-8932
Certified Shareholder Reports on Form N-CSR for the fiscal year ended September 30, 2010

On July 1, 2011, Ms. Kathy Churko of your Office of Disclosure Review provided to us by telephone, comments on the Annual Report to Shareholders for the year ended September 30, 2010 (the “Report”) filed by Artisan Partners Funds, Inc. (“Artisan Funds”). Ms. Churko’s comments, as we understand them, and our responses, appear below.

Comment. Please explain what is included in the line item “Payable for operating expenses” in the Statements of Assets and Liabilities in the Report.

Response: The line item “Payable for operating expenses” includes amounts payable for transfer agent fees, shareholder communications, custodian fees, accounting fees, professional fees, registration fees, directors’ fees and other miscellaneous operating expenses. Amounts payable for advisory fees, when applicable, would be listed as a separate line item in the Report.

Comment. Please explain what is included in the line item “Other assets” in the Statements of Assets and Liabilities in the Report.

Response: As of September 30, 2010, the line item “Other assets” included solely amounts related to the deferral of director compensation. Going forward, Artisan Funds will re-label the line item to refer to the assets as such.

Securities and Exchange Commission

July 8, 2011

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On behalf of Artisan Funds, I acknowledge that Artisan Funds is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and Artisan Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 414/390-6100 if you have any questions about this matter.

Very truly yours,

/s/ Gregory K. Ramirez
Gregory K. Ramirez Chief Financial Officer Artisan Partners Funds, Inc.

cc:	John D. Kavanaugh, Ernst & Young LLP
Alan G. Priest, Ropes & Gray LLP
Alyssa Albertelli, Ropes & Gray LLP